EXHIBIT 21.1

SUBSIDIARIES

Lexar Media K.K.	Incorporated under the laws of Japan

Lexar Media (Europe) Limited	Incorporated under the laws of the United Kingdom

Lexar Media Pty Ltd.	Incorporated under the laws of Australia

Lexar Hong Kong Limited	Incorporated under the laws of Hong Kong

Lexar Singapore Pte. Ltd.	Incorporated under the laws of Singapore

Lexar Media International Limited	Incorporated under the laws of Ireland

Lexar (Shanghai) Electronics Company Limited	Incorporated under the laws of China